HEVO INC.

AMENDED & RESTATED RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT

THIS AMENDED & RESTATED RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT (this "***Agreement***") is made as of ________, 2025 ("***Effective Date***"), among HEVO Inc., a Delaware corporation (the "***Company***"), and each holder of the Company's Series A-1 Preferred Stock, $0.0001 par value per share (collectively, the "***Preferred Stock***") listed on Schedule A hereto, and any Additional Investors (as defined in the Purchase Agreement (defined below)) that become a party to this Agreement in accordance with Section 10.10 hereof, and the Key Holders (as hereinafter defined, and collectively with the holders of Preferred Stock and any Additional Investors, the "***Investors***" and each an "***Investor***").

RECITALS

WHEREAS, the Company and certain of the Investors are parties to the Series A-1 Preferred Stock Purchase Agreement of even date herewith (the "***Purchase Agreement***"); and

WHEREAS, to induce the Company to enter into the Purchase Agreement and to induce the Investors to invest funds in the Company pursuant to the Purchase Agreement, the parties hereto hereby agree to the rights with respect to the Preferred Stock in the Company as set forth below.

NOW, THEREFORE, the parties hereby agree as follows:

1. Definitions. For purposes of this Agreement where capitalized:

(a) The term "***Act***" means the Securities Act of 1933, as amended.

(b) The term "***Board***" means the Company's Board of Directors.

(c) The term "***Common Stock***" means the common stock of the Company, par value $0.0001 per share.

(d) The term "***Equity Capital***" means any securities evidencing an ownership interest in the Company, or any securities convertible into or exercisable for any shares of the foregoing.

(e) The term "***Key Holder***" means the persons named on Schedule B, who own at least three percent (4%) or more of the Company's outstanding Common Stock (treating for this purpose all shares of Common Stock issuable upon exercise of or conversion of outstanding options, warrants or convertible securities, other than the Preferred Shares, as if exercised or converted).

(f) The term "***Major Investor***" means each Investor who, individually or together with such Investor's Affiliates, holds at least 500,000 shares of the Company's Preferred Stock (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification effected after the date hereof). The term "Major Investor" includes any general partners and affiliates of a Major Investor.

2. Rights of Refusal.

2.1 Transfer Notice. If at any time an Investor proposes to Transfer Equity Capital (a "***Selling Stockholder***"), then the Selling Stockholder shall promptly give the Company written notice of

the Selling Stockholder's intention to make the Transfer (the "***Transfer Notice***"). The Transfer Notice shall include (i) a description of the Equity Capital to be transferred ("***Offered Shares***"), (ii) the name(s) and address(es) of the prospective transferee(s), (iii) the consideration, (iv) the material terms and conditions upon which the proposed Transfer is to be made, and (v) if the consideration includes property other than cash or evidences of indebtedness which requires a determination of the fair market value of such consideration pursuant to Section 2.5 hereof. The Transfer Notice shall also include a copy of any written proposal, term sheet, letter of intent, or other agreement relating to the proposed transfer.

2.2 Company's Right of First Refusal. The Company shall have an option for a period of 30 days from delivery of the Transfer Notice to elect to purchase the Offered Shares at the same price and subject to the same material terms and conditions as described in the Transfer Notice. The Company may exercise such purchase option and purchase all or any portion of the Offered Shares by notifying the Selling Stockholder in writing before expiration of such 30 day period as to the number of such shares that it wishes to purchase. The 30 day periods in the two preceding sentences shall be subject to extension as set forth in Section 2.5. If the Company gives the Selling Stockholder notice that it desires to purchase such shares, then payment for the Offered Shares shall be paid on the same terms and conditions as set forth in the Transfer Notice for the Offered Shares to be purchased at a place agreed upon between the parties and at the time of the scheduled closing therefor, which shall be no later than 30 days after Delivery to the Company of the Transfer Notice, unless the Transfer Notice contemplated a later closing with the prospective third-party transferee(s) or unless the valuation of the purchase price was not established pursuant to Section 2.5 within 30 days of the delivery to the Company of the Transfer Notice.

2.3 Additional Transfer Notice. Subject to the Company's option set forth in Section 2.2, if at any time the Selling Stockholder proposes a Transfer, then, within 15 days after the Company has declined to purchase all, or a portion, of the Offered Shares or the Company's option to so purchase the Offered Shares has expired, the Company shall give each Major Investor, other than a Major Investor who is a Selling Stockholder of such Offered Shares, an "***Additional Transfer Notice***" that shall include all of the information and certifications required in a Transfer Notice and shall additionally identify (1) the Offered Shares that the Company has declined to purchase (the "***Remaining Shares***") and (2) if applicable, the determination under Section 2.5(b) of the fair market value of any portion of the consideration for the Offered Shares that was in property other than cash or evidences of indebtedness and briefly describe the Major Investors' rights of first refusal and co-sale rights with respect to the proposed Transfer.

2.4 Major Investors' Right of First Refusal.

(a) Each Major Investor shall have an option for a period of 30 days from the delivery of the Additional Transfer Notice from the Company set forth in Section 2.3 to elect to purchase its respective pro rata share of the Remaining Shares at the same price and subject to the same material terms and conditions as described in the Additional Transfer Notice. Each Major Investor, other than a Major Investor who is a Selling Stockholder of such Offered Shares, may exercise such purchase option and purchase all or any portion of his, her or its pro rata share of the Remaining Shares (a "***Participating Holder***" for the purposes of Section 2), by notifying the Selling Stockholder and the Company in writing, before expiration of the 30 day period as to the number of such shares that he, she or it wishes to purchase (the "***Participating Holder Notice***"). Each Major Investor's pro rata share of the Remaining Shares shall be equal to the Remaining Shares, multiplied by a fraction, the numerator of which shall be the number of shares of Common Stock (including shares of Common Stock issuable upon conversion of Preferred Shares) owned by such Major Investor on the date of the Transfer Notice and denominator of which shall be the total number of shares of Common Stock (including shares of Common Stock issuable upon conversion of Preferred Shares) held by all Preferred Stockholders, other than a Preferred Stockholder who is a Selling Stockholder of such Offered Shares, on the date of the Transfer Notice.

(b) If any Major Investor elects not to purchase its pro rata share of the Remaining Shares available pursuant to its option under Section 2.4(a) within the time period set forth therein, then the Company shall promptly give written notice (the "***Overallotment Notice***") to each Participating Holder that has elected to purchase all of its pro rata share of the Remaining Shares (each a "***Fully Participating Holder***"), which notice shall set forth the number of Remaining Shares not purchased by the other Major Investors, and shall offer the Participating Holders the right to acquire the unsubscribed shares. Each Participating Holder shall have ten days after Delivery of the Overallotment Notice to deliver a written notice to the Selling Stockholder (the "***Participating Holders Overallotment Notice***") of its election to purchase its pro rata share of the unsubscribed shares on the same terms and conditions as set forth in the Additional Transfer Notice and indicating the maximum number of the unsubscribed shares that it will purchase if any other Fully Participating Holder elects not to purchase its pro rata share of the unsubscribed shares. For purposes of this Section 2.4(b), the numerator shall be the same as that used in Section 2.4(a) above and the denominator shall be the total number of shares of Common Stock (including shares of Common Stock issuable upon conversion of Preferred Shares) owned by all Participating Holders on the date of the Transfer Notice. Each Participating Holder shall be entitled to apportion Remaining Shares to be purchased among its partners and affiliates (including in the case of a venture capital fund other venture capital funds affiliated with such fund), provided that such Participating Holder notifies the Selling Stockholder of such allocation.

2.5 Payment.

(a) The Participating Holders shall effect the purchase of the Remaining Shares with payment by wire transfer of immediately available funds to an account designated by the Selling Stockholder, against delivery of the Remaining Shares to be purchased at a place agreed upon between the parties and at the time of the scheduled closing therefor, which shall be no later than 15 days after Delivery to each Major Investor of the Additional Transfer Notice, unless the Transfer Notice contemplated a later closing with the prospective third-party transferee(s).

(b) Should the purchase price specified in the Transfer Notice or Additional Transfer Notice be payable in property other than cash or evidences of indebtedness, the Company (and the Participating Holders) shall have the right to pay the purchase price in the form of cash equal in amount to the fair market value of such property. If the Selling Stockholder and the Company cannot agree on such fair market cash value within seven days after Delivery to the Company of the Transfer Notice such fair market cash value will be determined by the Board of the Company in good faith, which determination the Board shall endeavor to make prior to the 30 day period set forth in Section 4.2 and, subject to the appraisal right below, will be binding upon the Company, each Major Investor and Selling Stockholder, absent fraud or error. If the Selling Stockholder does not agree with the cash equivalent value of the non-cash consideration as determined by the Company's Board of Directors (the "***Board Determination***") then the Selling Stockholder may, at his, her or its sole expense, engage an independent appraiser of recognized national standing that is reasonably acceptable to the Company's Board of Directors to make an appraisal of such non-cash consideration, and such appraisal (the "***Appraiser's Appraisal***") shall be determinative and binding upon the Company, each Major Investor and Selling Stockholder, absent fraud or error, provided however, if the Appraiser's Appraisal is different that the Board Determination, then (1) the option period set forth in Section 2.2 shall be extended by a period of time equal to ten days from the date of the Company's receipt of the Appraiser's Appraisal and (2) the scheduled closing date for the Company's purchase of the Offered Shares shall be the latest of (A) the scheduled closing date for Participating Holders under Section 2.5(a), (B) ten days after the price has been established under this Section 2.5(b) or (C) the scheduled closing date with the prospective third party transferee(s). The Selling Stockholder shall not send out the Additional Transfer Notice to Major Investors until a definitive cash value has been determined for the non-cash consideration as set forth in this Section 2.5(b).

3. Right of Co-Sale.

3.1 To the extent the Company and the Major Investors do not exercise their respective rights of refusal as to all of the Offered Shares pursuant to Section 2, then each Investor (a "***Selling Holder***" for purposes of this Section 3) that notifies the Selling Stockholder in writing within 30 days after Delivery of the Additional Transfer Notice referred to in Section 2.3, shall have the right to participate in such sale of Equity Capital on the same terms and conditions as specified in the Transfer Notice. Such Selling Holder's notice to the Selling Stockholder shall indicate the number of shares of capital stock of the Company that the Selling Holder wishes to sell under his, her or its right to participate. To the extent one or more of the Major Investors exercise such right of participation in accordance with the terms and conditions set forth below, the number of shares of Equity Capital that the Selling Stockholder may sell in the Transfer shall be correspondingly reduced.

3.2 Each Selling Holder may sell all or any part of that number of shares of capital stock of the Company equal to the product obtained by multiplying (i) the aggregate number of shares of Equity Capital covered by the Transfer Notice that have not been subscribed for pursuant to Section 4 by (ii) a fraction, the numerator of which is the number of shares of Common Stock (including shares of Common Stock issuable upon conversion of Preferred Shares) owned by the Selling Holder on the date of the Transfer Notice and the denominator of which is the total number of shares of Common Stock (including shares of Common Stock issuable upon conversion of Preferred Shares) owned by the Selling Stockholder and all of the Selling Holders on the date of the Transfer Notice.

3.3 Each Selling Holder shall effect its participation in the sale by promptly delivering to the Selling Stockholder for transfer to the prospective purchaser one or more certificates, properly endorsed for transfer, which represent:

(a) the type and number of shares of capital stock of the Company that such Selling Holder elects to sell; or

(b) that number of shares of capital stock of the Company that are at such time convertible into the number of shares of Common Stock that such Selling Holder elects to sell; provided, however, that if the prospective third-party purchaser objects to the delivery of shares of capital stock of the Company in lieu of Common Stock, such Selling Holder shall convert such shares of capital stock of the Company into Common Stock and deliver Common Stock as provided in this Section 5. The Company agrees to make any such conversion concurrent with the actual transfer of such shares to the purchaser and contingent on such transfer.

3.4 The stock certificate or certificates that the Selling Holder delivers to the Selling Stockholder pursuant to Section 2.3 shall be transferred to the prospective purchaser in consummation of the sale of the Equity Capital pursuant to the terms and conditions specified in the Transfer Notice, and the Selling Stockholder shall concurrently therewith remit to such Selling Holder that portion of the sale proceeds to which such Selling Holder is entitled by reason of its participation in such sale. To the extent that any prospective purchaser or purchasers prohibits such assignment or otherwise refuses to purchase shares or other securities from a Selling Holder exercising its rights of co-sale hereunder, the Selling Stockholder shall not sell to such prospective purchaser or purchasers any Equity Capital unless and until, simultaneously with such sale, the Selling Stockholder shall purchase such shares or other securities from such Selling Holder for the same consideration and on the same terms and conditions as the proposed transfer described in the Transfer Notice.

3.5 Notwithstanding the terms agreed to by the original Selling Stockholder providing the notice of its proposed Transfer of Equity Capital, the participation by any other Selling Holder shall be subject to the following conditions:

(a) no Selling Holder shall be required to make any representation, warranty or covenant in connection with the Transfer, other than as to such Selling Holder's ownership and authority to Transfer, free and clear of liens, claims and encumbrances, the Equity Capital to be Transferred by such Selling Holder;

(b) no Selling Holder shall be required to (x) become a party to any agreement or arrangement in connection with the Transfer that contains provisions that relate only to such Selling Holder or to specific Selling Holders or (y) be bound by or become a party to any non-compete agreement or arrangement;

(c) the consideration payable with respect to each Equity Security in each class or series of Equity Security subject to such Transfer is the same (except for cash payments in lieu of fractional shares) as for each Equity Security in each class or series of Equity Security, provided that with respect to the Preferred Shares, such comparison shall be made on a series by series basis; and

(d) the liability for indemnification, if any, of such Selling Holder in connection with such Transfer and for the inaccuracy of any representations and warranties made by the Company in connection with such Transfer, is several and not joint with any other Selling Holder (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any identical representations, warranties and covenants provided by all stockholders), and is pro rata in proportion to, and does not exceed, the amount of consideration paid to such Selling Holder in connection with such Transfer (in accordance with the provisions of the Company's certificate of incorporation).

4. Non-Exercise of Rights. To the extent that the Company and the Major Investors have not exercised their rights to purchase the Offered Shares or the Remaining Shares within the time periods specified in Section 2 and the Major Investors have not exercised their rights to participate in the sale of the Remaining Shares within the time periods specified in Section 2, the Selling Stockholder shall have a period of 30 days from the expiration of such rights in which to sell the Offered Shares or the Remaining Shares, as the case may be, upon terms and conditions (including the purchase price) no more favorable than those specified in the Transfer Notice, to the third-party transferee(s) identified in the Transfer Notice. The third-party transferee or transferees shall acquire the Offered Shares and the Remaining Shares subject to the continuing rights of first refusal and co-sale rights under this Agreement and, as a condition of any such transfer, the transferee or transferees shall execute and deliver to the Company a counterpart to this Agreement assuming the obligations of the Selling Stockholder under this Agreement with respect to the transferred Equity Capital. Such transferred Equity Capital shall remain "Equity Capital" hereunder. If Selling Stockholder does not consummate the sale or disposition of the Offered Shares and Remaining Shares within the 30-day period from the expiration of these rights, the Company's first refusal rights and the Major Investors' first refusal rights and co-sale rights shall continue to be applicable to any subsequent disposition of the Offered Shares or the Remaining Shares by the Selling Stockholder until such right lapses in accordance with the terms of this Agreement. Furthermore, the exercise or non-exercise of the rights of the Company and the Major Investors under this Section 4 to purchase Equity Capital from the Selling Stockholder or participate in sales of Equity Capital by the Selling Stockholder shall not adversely affect their rights to make subsequent purchases from the Selling Stockholder of Equity Capital or subsequently participate in sales of Equity Capital by the Selling Stockholder.

5. Limitations to Rights of Refusal and Co-Sale. Notwithstanding the provisions of Sections 2 and 3 of this Agreement, the first refusal rights of the Company and first refusal and co-sale rights of the Major Investors shall not apply to (a) any Transfer of Equity Capital to any spouse or member of any Investor's immediate family, or to a custodian, trustee (including a trustee of a voting trust), executor, or other fiduciary for the account of the Investor's spouse or members of the Investor's immediate family, or to a trust for the Investor's own self, or a charitable remainder trust, (b) any Transfer of Equity Capital by such Investor made for bona fide estate planning purposes, either during his or her lifetime or on death by will or intestacy, or (c) any sale of Equity Capital to the public pursuant to a registration statement filed with, and declared effective by, the Securities and Exchange Commission under the Securities Act of 1933, as amended; *provided, however*, that if any Transfer made pursuant to any of the foregoing exemptions, (i) the Investor or the Investor's executor or other fiduciary as applicable, shall inform the Company and the Major Investors of such Transfer prior to effecting it and (ii) each such transferee or assignee, prior to the completion of the Transfer, shall have executed documents assuming the obligations of the Investor, as applicable, under this Agreement with respect to the transferred Equity Capital. Such transferred Equity Capital shall remain "***Equity Capital***" hereunder.

6. Prohibited Transfers.

6.1 Except in compliance with the provisions of Sections 2 and 3 of this Agreement, no Investor will transfer all of any part of or any interest in the Equity Capital. Any Transfer of Equity Capital not made in conformance with this Agreement shall be null and void, shall not be recorded on the books of the Company and shall not be recognized by the Company.

6.2 If an Investor should sell any Equity Capital in contravention of the co-sale rights of the Investors under Section 3 (a "***Prohibited Transfer***"), the other Investors, in addition to such other remedies as may be available at law, in equity or hereunder, shall have the put option provided below under Section 6.3(c), and each Investor shall be bound by the applicable provisions of such option.

6.3 If a stockholder should sell any Equity Capital in a Prohibited Transfer, each Investor, other than an Investor making a Prohibited Transfer, shall have the right to sell to the Investor the type and number of shares of Equity Capital equal to the number of shares each Investor would have been entitled to transfer to the third-party transferee(s) under Section 3 hereof had the Prohibited Transfer been effected pursuant to and in compliance with the terms hereof. Such sale shall be made on the following terms and conditions:

(a) The price per share at which the Equity Capital are to be sold to the Investor shall be equal to the price per share paid by the third-party transferee(s) to the Investor in the Prohibited Transfer. Each such Investor making or attempting to make a Prohibited Transfer for any and all fees and expenses, including legal fees and expenses, incurred pursuant to the exercise or the attempted exercise of the remaining Investor's rights under Section 3.

(b) Within 90 days after the later of the date on which the Investors (A) receives notice of the Prohibited Transfer or (B) otherwise becomes aware of the Prohibited Transfer, each Investor, other than an Investor making or attempting to make a Prohibited Transfer, shall, if exercising the option created hereby, deliver to the Investor making a Prohibited Transfer the certificate or certificates representing shares to be sold, each certificate to be properly endorsed for transfer.

(c) Each Investor shall, upon receipt of the certificate or certificates for the shares to be sold by the Investor pursuant to this Section 6, pay the aggregate purchase price therefor and the amount of reimbursable fees and expenses, as specified in Section 6.3(b), in cash or by other means acceptable to the Preferred Stockholder.

7. Assignments and Transfers; No Third-Party Beneficiaries. This Agreement and the rights and obligations of the parties hereunder shall inure to the benefit of, and be binding upon, their respective successors, assigns and legal representatives, but shall not otherwise be for the benefit of any third party. The rights of the Investors hereunder are only assignable (i) to any other Investor or (ii) to a partner or Affiliate of such Investor.

8. Restrictive Legend, Lock-Up, and Stop Transfer Orders.

8.1 Restrictive Legend. Each existing or replacement certificate for shares now owned or hereafter acquired by an Investor shall bear the following legend upon its face:

> THE SECURITIES REPRESENTED HEREBY HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR THE SECURITIES LAWS OF ANY STATE. SUCH SHARES MAY NOT BE SOLD, PLEDGED, OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR A VALID EXEMPTION FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SUCH LAWS.
>
> THE SECURITIES REPRESENTED HEREBY MAY BE TRANSFERRED ONLY IN ACCORDANCE WITH THE TERMS OF AN INVESTOR RIGHTS AGREEMENT, RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT, AND VOTING AGREEMENT BETWEEN THE COMPANY AND THE STOCKHOLDER, COPIES OF WHICH ARE ON FILE WITH THE SECRETARY OF THE COMPANY.

8.2 Lock-Up. Each Investor hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the Company's initial public offering (the "***IPO***") and ending on the date specified by the Company and the managing underwriter (such period not to exceed 180 days), or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports; and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto, (a) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Equity Capital held immediately prior to the effectiveness of the registration statement for the IPO; or (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Equity Capital, whether any such transaction described in clause (a) or (b) above is to be settled by delivery of Equity Capital or other securities, in cash or otherwise. The foregoing provisions of this section shall not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement, and shall only be applicable to the Investors if all officers, directors and holders of more than three percent (3%) of the outstanding Common Stock (after giving effect to the conversion into Common Stock of all outstanding Preferred Shares) enter into similar agreements. The underwriters in connection with the IPO are intended third-party beneficiaries of this section and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in the IPO that are consistent with this section or that are necessary to give further effect thereto.

8.3 Stop Transfer Instructions. To ensure compliance with the restrictions referred to herein, each seller agrees that the Company may issue appropriate "stop transfer" certificates or instructions if a transfer in violation of any provision of this Agreement occurs and that it may make appropriate notations to the same effect in its records.

9. Effect of Change in Company's Capital Structure. If, from time to time, the Company pays a stock dividend or effects a stock split or other change in the character or amount of any of the outstanding stock of the Company, then in such event any and all new, substituted or additional securities to which a an Investor is entitled by reason of such Investor's ownership of Equity Capital shall be immediately subject to the rights and obligations set forth in this Agreement with the same force and effect as the stock subject to such rights immediately before such event.

10. Miscellaneous.

10.1 Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties (including transferees of any shares of Equity Capital). Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement

10.2 Governing Law. This Agreement shall be governed by and construed under the internal laws of the State of Delaware without regard to conflicts of laws principles.

10.3 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

10.4 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

10.5 Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the party to be notified, (ii) when sent, if sent by electronic mail or facsimile during the recipient's normal business hours, and if not sent during normal business hours, then on the recipient's next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next-day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their addresses as set forth on Schedule A hereto, or to the principal office of the Company and to the attention of the Chief Executive Officer, in the case of the Company, or to such email address, facsimile number, or address as subsequently modified by written notice given in accordance with this Section 10.5. If notice is given to the Investors, a copy shall also be given to Investor's counsel as set forth on Schedule A hereto.

10.6 Expenses. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party maybe entitled.

10.7 Entire Agreement; Amendments and Waivers. This Agreement constitutes the full and entire understanding and agreement among the parties with regard to the subjects hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled. Except as expressly provided herein, any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of (i) the Company, (ii) the Investors holding at least a majority of the capital stock of the Company then held by the Investors, and (iii) Preferred Stockholders holding a majority of the Common Stock issuable or issued upon conversion of the Preferred Shares (voting as a single class of stock); *provided, however*, the consent of the Investors shall not be required for any amendment or waiver if such amendment or waiver either (x) is not directly applicable to the rights of the Investors hereunder, or (y) does not adversely affect the rights of the Investors in a manner that is different than the effect on the rights of the other parties hereto. Any amendment or waiver affected in accordance with this paragraph shall be binding upon each Investor and their respective successors and assigns. Notwithstanding the foregoing, this Agreement may not be amended or terminated and the observance of any term hereof may not be waived with respect to any Investor without the written consent of such Investor, unless such amendment, termination, or waiver applies to all Investors in the same fashion. The Company shall give prompt notice of any amendment or termination hereof or waiver hereunder to any party hereto that did not consent in writing to such amendment, termination, or waiver. Notwithstanding the foregoing, Schedule A hereto may be amended by the Company from time to time to add transferees of any Equity Capital in compliance with the terms of this Agreement without the consent of the other parties; and Schedule A hereto may also be amended by the Company after the date of this Agreement without the consent of the other parties to add information regarding any additional Investor who becomes a party to this Agreement in accordance with Section 10.1010.10. The Company shall give prompt notice of any amendment or termination hereof or waiver hereunder to any party hereto that did not consent in writing to such amendment, termination, or waiver.

10.8 Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision(s) shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision(s) were so excluded and shall be enforceable in accordance with its terms.

10.9 Aggregation of Securities. All securities held or acquired by Affiliates of a holder of Equity Capital (each a "***Holder***") older shall be aggregated for the purpose of determining the availability of or discharge of any rights under this Agreement. In addition, a Holder and its Affiliates may allocate among themselves any rights available under this Agreement, in any manner they shall determine in their discretion. Any such group of Affiliates may designate (in writing) one person to serve as representative of such group for the purposes of exercising any rights or undertaking any obligations of such group hereunder, and the Company shall be entitled to rely on such designated representative for such purposes. For a holder of Equity Capital that is a partnership, corporation or limited liability company, the term "***Affiliate***" shall include, (A) all Associated Entities of such Holder (as defined below), and (B) all constituent limited or general partners, constituent members and retired or former constituent partners and members of the Holder and any Associated Entities of the Holder. The term "***Associated Entity***" shall include any entity that is (i) a direct or indirect subsidiary or parent of a Holder or (ii) with respect to a Holder that is a limited liability company or a limited liability partnership, (A) the manager, managing member, general partner or management company of such Holder or (B) a fund or entity managed by the same manager, managing member, general partner or management company or by an entity controlling, controlled by, or under common control with such manager, managing member, general partner or management company. For a holder of equity capital that is an individual, the term "***Affiliate***" shall also include all "Family Members" of the Holder, which shall include the Holder's children, stepchildren, grandchildren, parents, stepparents, grandparents, spouse, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-

law and sisters-in-law (including adoptive relationships) as well as any estate-planning related trusts for the benefit of the Holder and/or any of the foregoing persons.

10.10 Additional Investors. Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of Preferred Stock after the date hereof, whether pursuant to the Purchase Agreement or otherwise, any purchaser of such shares of Preferred Stock may become a party to this Agreement by executing and delivering an additional counterpart signature page to this Agreement, and thereafter shall be deemed an "Investor" for all purposes hereunder. No action or consent by the Investors shall be required for such joinder to this Agreement by such additional Investor, so long as such additional Investor has agreed in writing to be bound by all of the obligations as an "Investor" hereunder.

10.11 Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power, or remedy of such nonbreaching or nondefaulting party, nor shall it be construed to be a waiver of or acquiescence to any such breach or default, or to any similar breach or default thereafter occurring, nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. All remedies, whether under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

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IN WITNESS WHEREOF, the parties have executed this Right of First Refusal and Co-Sale Agreement as of the date first above written.

COMPANY:

HEVO INC.

By: ____________________________________
Name: Jeremy McCool
Title: President and Chief Executive Officer

IN WITNESS WHEREOF, the parties have executed this Right of First Refusal and Co-Sale Agreement as of the date first above written.

INVESTORS:

By: ________________________________

Name:_________________________

Title:__________________________

IN WITNESS WHEREOF, the parties have executed this Right of First Refusal and Co-Sale Agreement as of the date first above written.

KEY HOLDERS:

By: ________________________________

Name:_________________________

Title:__________________________

SCHEDULE A
Investors

SCHEDULE B
Key Holders

- Jeremy McCool
- HEVO Beacon US Holdings LLC